

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2020**
> **File No. 333-238240**

Dear Mr. Nathanielsz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 13, 2020

Cover Page

1. Please revise your disclosure here, page 39, pages 66 through 67, and throughout your registration statement, to clarify whether this is a primary offering of newly issued shares or a secondary offering of outstanding shares registered on behalf of a selling stockholder.

Selling Stockholder, page 66

2. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholder may be acting as a conduit for the company in an indirect primary offering. Please revise to identify the selling stockholder as an underwriter. Alternatively, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified

in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant. Please identity of the individual(s) with dispositive and voting control over the Ionic Ventures shares in this analysis and revise your disclosure as appropriate.

General

3. Please update your financial statements and related disclosures for the quarter ended March 31, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Lindsay at (202) 551-7237 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences